First
Valley Bancorp Inc.


Valley Bank

2005 Annual Report

Front cover:
Valley Bank's main office, built in 2000, is located at Four Riverside Avenue, Bristol, Connecticut.

First Valley Bancorp

Where Customers Are People, Not Just Numbers!

CONTENTS

Message From the Chairman and the President

April 18, 2006

Dear Shareholders:

During 2005, Valley Bank, First Valley Bancorp, Inc.'s sole subsidiary, continued its successful growth trend for assets, loans, deposits and earnings. The Company grew to $160.9 million in assets, a 23% increase over 2004. Total loans grew 41% to $109.8 million and deposits grew 20% to $129.2 million. Profits increased by 31% to $749,000 despite a one-time expense of $98,000 in 2005 to form our new bank holding company, First Valley Bancorp, Inc. The interest rate environment continues to be a challenge both for deposit gathering and loan pricing. The formation of a holding company allowed us to raise $4.0 million through a trust preferred offering that increased regulatory capital without diluting shareholder value. The holding company structure will also give First Valley Bancorp more flexibility in raising future capital along with providing more options for business opportunities.

In January 2005, Valley Bank opened a Southington loan production office, which has helped us penetrate that market. In February 2006, Valley Bank received approval from the State Department of Banking for a full service office at 98 Main Street, Southington to replace the loan production office. We expect to open the office in the beginning of the third quarter of 2006. Valley Bank also expects to open a branch at 888 Farmington Avenue, Bristol in late 2006 or early 2007.

Valley Bank added Valley Online Banking (V.O.L.) to its product line in late August 2005. It has been well received by our existing customers and has helped the Bank attract new customers.

During 2006, Mark A. Gibson, President of Quality Coils, Inc. and DynaLock Corporation, was elected to the Board of Directors of First Valley Bancorp, Inc. and Valley Bank. Our Directors provide valuable guidance and oversight of Management as ultimately they bear the responsibility for the soundness of the Bank. Our Plymouth\Terryville Advisory Board has made contributions to the success of the Bank through timely advice and referrals.

Our motto is, "Valley Bank, where customers are people not just numbers". It is our staff that delivers that message each and every day and makes Valley Bank the leading financial service provider in this market.

In appreciation for the continued support of our shareholders, First Valley Bancorp, Inc.'s Board of Directors approved a one for ten stock split for shareholders of record as of December 30, 2005 that was mailed to shareholders on January 30, 2006.

We will work hard to increase the value of your investment in First Valley Bancorp, Inc. Our Company has a promising future.

Sincerely,

FIRST VALLEY BANCORP, INC.

Robert L. Messier, Jr.
President & CEO

Sincerely,

FIRST VALLEY BANCORP, INC.

James J. Pryor
Chairman of the Board

First Valley Bancorp

SELECTED FINANCIAL HIGHLIGHTS

	2005	2004	2003	2002	2001
	Dollars in thousands, except share data				
Earnings:					
Net Interest Income	$ 4,873	$ 4,175	$ 3,200	$ 2,395	$ 1,701
Net Income (Loss) Before Income Taxes	1,201	939	388	192	(82)
Net Income	749	572	241	127	351
Per Common Share: (a)					
Basic Income per Share	$ 0.63	$ 0.49	$ 0.21	$ 0.13	$ 0.36
Diluted Income per Share	0.60	0.47	0.21	0.13	0.36
Book Value at Year-End	8.18	7.76	7.35	6.96	6.78
Statement of Condition at Year-End:					
Assets	$ 160,926	$ 130,940	$ 103,316	$ 72,050	$ 48,567
Investment Securities (b)	43,127	43,817	37,344	26,281	15,147
Loans (Gross)	111,544	79,229	60,512	41,976	30,511
Allowance for Loan Losses	1,546	1,295	988	734	508
Deposits	129,200	107,746	81,265	63,447	41,039
Borrowed Funds	19,117	12,679	12,380	1,139	-
Stockholders' Equity	9,700	9,159	8,645	6,719	6,504
Shares Outstanding (a) (c)	1,186,236	1,180,231	1,176,002	965,668	959,048

(a) All share data reflect a one for ten stock split effective in January 2006.

(b) Investment Securities include federal funds sold and money market accounts.

(c) Shares outstanding at the end of 2003 reflect 204,830 additional shares from the Bank's secondary stock offering that was completed on February 14, 2003.

Ratios:					
Return on Average Assets	0.54%	0.48%	0.28%	0.21%	0.89%
Return on Average Equity	7.94%	6.43%	2.89%	1.92%	5.65%
Efficiency	71%	71%	82%	84%	95%
Interest Rate Spread	3.28%	3.46%	3.62%	3.66%	3.57%
Net Interest Margin	3.64%	3.72%	3.97%	4.19%	4.51%
Tangible Equity to Assets	6.03%	6.99%	8.37%	9.33%	13.39%
Allowance for Loan Losses to Total Loans	1.39%	1.63%	1.63%	1.75%	1.66%

NET INTEREST INCOME


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
'03
'04
'05

NET INCOME


$800
$700
$600
$500
$400
$300
$200
$100
$-
'03
'04
'05

DILUTED INCOME PER SHARE


$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
'03
'04
'05

RETURN ON AVERAGE EQUITY


9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
'03
'04
'05

(In thousands except per share data)

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
First Valley Bancorp, Inc.
Bristol, Connecticut

We have audited the accompanying consolidated statements of financial condition of First Valley Bancorp, Inc. (the "Company") and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Valley Bancorp, Inc. and subsidiary at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 14, 2006

First Valley Bancorp

Consolidated Statements of Financial Condition

	December 31,	
	2005	2004
	(in thousands, except share data)	
ASSETS		
Cash and due from depository institutions	$ 3,447	$ 5,764
Federal funds sold and money market accounts	9,220	4,269
Investment securities	33,907	39,548
Loans receivable, net	109,773	77,729
Premises and equipment, net	1,435	1,524
FHLBB Stock, at cost	855	727
Accrued income receivable	680	560
Deferred income taxes	904	632
Other assets	705	187
Total assets	$ 160,926	$ 130,940
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$ 129,200	$ 107,746
Borrowed funds	19,117	12,679
Mortgagors' escrow accounts	176	150
Other liabilities	2,733	1,206
Total liabilities	151,226	121,781
Commitments and Contingencies		
Stockholders' equity		
Common stock, no par value; authorized 3,000,000 shares; issued and outstanding 1,186,236 and 1,180,231 at December 31, 2005 and 2004, respectively (Note 13)	892	887
Additional paid-in capital	8,194	8,126
Retained earnings	1,054	305
Accumulated other comprehensive loss	(440)	(159)
Total stockholders' equity	9,700	9,159
Total liabilities and stockholders' equity	$ 160,926	$ 130,940

See notes to consolidated financial statements.

First Valley Bancorp

Consolidated Statements of Income

	For the Years Ended December 31,		
	2005	2004	2003
	(in thousands, except share data)		
Interest income			
Interest on loans	$ 6,014	$ 4,561	$ 3,487
Interest and dividends on investments	1,585	1,357	969
Total interest income	7,599	5,918	4,456
Interest expense			
Deposits and escrow	2,259	1,475	1,146
Borrowed funds	467	268	110
Total interest expense	2,726	1,743	1,256
Net interest income	4,873	4,175	3,200
Provision for loan losses	348	353	278
Net interest income after provision for loan losses	4,525	3,822	2,922
Noninterest income			
Service charges and other fees	385	327	265
Realized gains on investments	-	6	42
Total noninterest income	385	333	307
Noninterest expense			
Salaries	1,736	1,528	1,319
Employee benefits and taxes	347	306	249
Occupancy and equipment	655	671	671
Professional fees	139	145	140
Marketing	106	104	73
Office supplies	74	67	63
Outside service fees	225	146	118
Organizational costs	98	-	-
Other	329	249	208
Total noninterest expense	3,709	3,216	2,841
Income before income tax expense	1,201	939	388
Income tax expense	452	367	147
Net income	$ 749	$ 572	$ 241
Basic income per share	$ 0.63	$ 0.49	$ 0.21
Diluted income per share	0.60	0.47	0.21
Weighted-average shares outstanding - basic	1,184,930	1,178,639	1,147,561
Weighted-average shares outstanding - diluted	1,239,000	1,207,895	1,159,855

See notes to consolidated financial statements.

First Valley Bancorp

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(in thousands)		
Balance at December 31, 2002	$ 725	$ 6,413	$ (508)	$ 89	$ 6,719
Net income	-	-	241	-	241
Shares issued under stock compensation plan	4	46	-	-	50
Shares issued under secondary stock offering	155	1,631	-	-	1,786
Unrealized gains (losses) on available-for-sale securities, net	-	-	-	(151)	(151)
Balance at December 31, 2003	$ 884	$ 8,090	$ (267)	$ (62)	$ 8,645
Net income	-	-	572	-	572
Shares issued under stock compensation plan	3	36	-	-	39
Unrealized gains (losses) on available-for-sale securities, net	-	-	-	(97)	(97)
Balance at December 31, 2004	$ 887	$ 8,126	$ 305	$ (159)	$ 9,159
Net income	-	-	749	-	749
Shares issued under stock compensation plan	5	68	-	-	73
Unrealized gains (losses) on available-for-sale securities, net	-	-	-	(281)	(281)
Balance at December 31, 2005	$ 892	$ 8,194	$ 1,054	$ (440)	$ 9,700

See notes to consolidated financial statements.

First Valley Bancorp

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2005	2004	2003
	(in thousands)		
Cash flows from operating activities			
Net income	$ 749	$ 572	$ 241
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan losses	348	353	278
Depreciation	232	218	178
Provision for deferred taxes	(92)	(110)	(57)
Realized gain on investments	-	(6)	(42)
Amortization (accretion) of premiums (discounts), net	171	209	258
Amortization of debt issuance costs	2	-	-
Common stock issued as compensation	73	39	50
Net change in:			
Deferred loan fees	20	49	29
Accrued income receivable	(120)	(159)	(93)
Other assets	(518)	(14)	22
Other liabilities	1,527	320	241
Net cash provided by operating activities	2,392	1,471	1,105
Cash flows from investing activities			
Proceeds from maturities, calls and paydowns of available-for-sale securities	24,081	17,472	11,966
Proceeds from sales of available-for-sale securities	-	509	7,563
Purchase of available-for-sale securities	(19,072)	(23,651)	(29,880)
Loan originations net of principal payments	(32,412)	(18,762)	(18,562)
Purchase of FHLB stock	(128)	(108)	(460)
Purchase of premises and equipment	(143)	(762)	(422)
Net cash used by investing activities	(27,674)	(25,302)	(29,795)
Cash flows from financing activities			
Change in DDA, NOW, money market, and savings accounts	6,763	12,068	10,368
Change in time deposit accounts	14,691	14,413	7,450
Proceeds from borrowed funds	16,046	8,875	11,400
Repayments of borrowed funds	(9,610)	(8,576)	(159)
Change in mortgagors' escrow accounts	26	10	41
Proceeds from issuance of common stock	-	-	1,786
Net cash provided by financing activities	27,916	26,790	30,886
Net change in cash and cash equivalents	2,634	2,959	2,196
Cash and cash equivalents at beginning of year	10,033	7,074	4,878
Cash and cash equivalents at end of year	$ 12,667	$ 10,033	$ 7,074
Supplemental disclosures			
Cash paid during the year for:			
Interest	$ 2,542	$ 1,621	$ 1,284
Income Taxes	$ 604	$ 397	$ 190

See notes to consolidated financial statements.

First Valley Bancorp

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business
First Valley Bancorp, Inc. (the Company) is a state chartered holding company formed in 2005 for the purpose of acquiring all of the common stock of Valley Bank. Existing shares in Valley Bank common stock were exchanged for an equal and proportionate amount of shares of Company stock.

Valley Bank (the Bank) is a state chartered commercial bank which commenced operations on November 15, 1999. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in small business, real estate, residential and consumer loans. The Bank is subject to competition from other financial institutions throughout the region.

Both the Company and the Bank are subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of presentation and principles of consolidation
The consolidated financial statements include the accounts of First Valley Bancorp, Inc. and its wholly-owned subsidiary, Valley Bank. Significant intercompany accounts and transactions have been eliminated in consolidation. Prior to the formation of the Company the amounts reflected are those of the Bank.

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the banking industry. Such policies have been followed on a consistent basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

Cash and cash equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and money market accounts.

Investment securities
The Company's investments are categorized as available-for-sale. Available-for-sale securities are securities that are held for indefinite periods of time and are carried at fair value with unrealized gains and losses reported as a separate component of capital, net of estimated income taxes.

Mortgage-backed securities, which include collateralized mortgaged obligations ("CMO's"), are either U.S. Government Agency securities or are rated in one of the top two ratings categories by at least one of the major rating agencies at the time of purchase. One of the risks inherent when investing in mortgage-backed securities and CMO's is the ability of such instruments to incur prepayments of principal prior to maturity. Because of prepayments, the weighted-average yield of these securities may also change, which could affect earnings.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

Loans receivable and allowance for loan losses
Loans receivable are stated at unpaid principal balance less deferred loan fees, and the allowance for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is generally discontinued after 90 days past due. Payments ultimately collected are allocated to reduce principal and accrued interest unless there are doubts concerning collectibility. If there are any doubts regarding collectibility all payments are used to reduce principal and any accrued interest is reversed to reduce interest income.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers' current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management's judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and equipment
Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives. Estimated lives are 39 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income.

Computation of fair values

The calculation of fair value estimates of financial instruments is dependent upon certain subjective assumptions and involves significant uncertainties. Changes in assumptions could significantly affect the estimates. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument.

First Valley Bancorp

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies – *(Continued)*

The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

Investment securities - Fair values for investment securities are based on quoted market prices.

Loans receivable - For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans is estimated by discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued income receivable - The carrying value of accrued income receivable approximates fair value.

Deposits – For the present value calculation of non-maturity deposits, an assumption is required as to the maturity, or life, of these deposits. The Company is currently using the FDICIA 305 proposal recommended for this purpose. On non-maturity deposits, fair value is based on using a discounted cash flow technique that uses current interest rates and applies interest expense into the future compared to Federal Home Loan Bank current loan interest rates. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

FHLB Advances - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated debts – Fair value is determined using quoted market prices.

Mortgagors' escrow accounts - The carrying value of escrow accounts approximates fair value.

Income taxes
The Bank accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences.

Earnings per share
Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Related party transactions
Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features.

Stock Based Compensation
As more fully described in Note 12, the Bank has a long-term incentive plan authorizing various types of market and performance based incentive awards that may be granted to directors, officers and employees. In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123R"). This Statement eliminated the alternative intrinsic value method of accounting, in accordance with the Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* for recognizing the cost of employee services received in share-based payment transactions, thereby reflecting the economic consequences of those transactions in the financial statements. SFAS 123R requires all entities to follow the same accounting standard and account for such transactions using the fair-value-based method. On March 29, 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 expresses the views of the SEC staff regarding SFAS 123R and certain rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the Securities and Exchange Commission (the "SEC") delayed the effective date for SFAS 123R, which allows companies to implement the statement at the beginning of their first fiscal year beginning after June 15, 2005, which would be January 1, 2006 for the Company. Previously, the Company applied APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plan.

The following table illustrates the effect on net income and earnings per share as if the fair value based method described in SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied to the Bank's long-term incentive plan.

(in thousands, except share data)	2005	2004	2003
Net income, as reported	$ 749	$ 572	$ 241
Stock-based employee compensation included in net income	-	-	-
Total stock-based employee compensation expense determined under the fair value based method for all awards	-	(20)	(148)
Pro forma net income	$ 749	$ 552	$ 93
Earnings per share:			
Basic, as reported	$ 0.63	$ 0.49	$ 0.21
Diluted, as reported	$ 0.60	$ 0.47	$ 0.21
Basic, pro forma	$ 0.63	$ 0.47	$ 0.08
Diluted, pro forma	$ 0.60	$ 0.45	$ 0.08

The Company will adopt Statement No. 123(R) as of January 1, 2006. The Company does not believe that the adoption of SFAS 123R and SAB 107 will have a material effect on the financial statements.

First Valley Bancorp

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies – *(Continued)*

Recent Accounting Pronouncements

On March 9, 2004, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments". The bulletin sets forth the views of the accounting staff of the SEC as it pertains to loan commitments recognized for loans originated for sale. The bulletin concludes that expected future cash flows related to the servicing of the loan should not be considered until the loan has been contractually separated from the servicing. The provisions of SAB 105 were effective for commitments entered into after March 31, 2004. The adoption of SAB 105 did not have any effect on the Company as no commitments have been recognized due to the immateriality of the amount.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This Statement replaces Accounting Principles Board Opinion No. 20 ("APB 20"), "Accounting Changes" and Statement of Financial Accounting Standard No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. In accordance with the prior guidance of APB 20, most voluntary changes in an accounting principle required recognizing the cumulative effect of a change in accounting principle in net income in the period of change. SFAS 154 requires retrospective application to prior periods' financial statements for the direct effects of a change in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. Indirect effects of a change in accounting principle should be recognized in the period of accounting change. SFAS 154 carries forward the guidance of APB 20 relating to the reporting for correction of an error in previously issued financial statements, change in accounting estimate and the justification requirement for a change in accounting principle on the basis of preferability. Provisions of this statement are effective for accounting changes made in the fiscal years beginning after December 15, 2005. At this time, the Company is uncertain how the application of SFAS 154 will impact prior period financial statements for the implementation of future accounting pronouncements.

First Valley Bancorp

Notes to Consolidated Financial Statements

2. Investment Securities

The amortized cost basis and estimated fair values of investment securities were as follows:

	December 31, 2005			
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available-for-sale securities:				
Debt securities:				
U.S. government and agency obligations:				
Due in less than one year	$ 1,509	$ -	$ (23)	$ 1,486
Due from one through five years	7,499	-	(168)	7,331
	9,008	-	(191)	8,817
Corporate bonds:				
Due from one through five years	2,095	-	(75)	2,020
Municipal bonds:				
Due after ten years	2,564	-	(15)	2,549
Mortgage-backed securities	20,456	1	(436)	20,021
Total debt securities	34,123	1	(717)	33,407
Equity securities:				
Variable rate preferred securities:	500	-	-	500
Total available-for-sale securities	$ 34,623	$ 1	$ (717)	33,907

First Valley Bancorp

2. Investment Securities – *(Continued)*

	December 31, 2004			
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available-for-sale securities:				
Debt securities:				
U.S. government and agency obligations:				
Due in less than one year	$ 500	$ 3	$ -	$ 503
Due from one through five years	8,518	2	(86)	8,434
	9,018	5	(86)	8,937
Corporate bonds:				
Due from one through five years	2,129	-	(27)	2,102
Due after ten years	100	3	-	103
	2,229	3	(27)	2,205
Mortgage-backed securities	26,557	23	(174)	26,406
Total debt securities	37,804	31	(287)	37,548
Equity securities:				
Variable rate preferred securities:	2,000	-	-	2,000
Total available-for-sale securities	$ 39,804	$ 31	$ (287)	39,548

There were no realized gains or losses in the year ended December 31, 2005. Gross gains of $5,511 and $42,216 were realized on available-for-sale securities for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2005 and 2004 debt securities with a carrying and market value of $12,411,682 and $12,188,535, respectively, were pledged as collateral to secure public deposits and FHLB advances.

The Bank has 84 individual investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of market conditions over the past several years.

The following is a summary of the market value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Length of Time in Continuous Unrealized Loss Position					
	Less than 12 months		12 months or more		Total	
(in thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. agency obligations	$ 2,960	$ (39)	$ 5,857	$ (152)	$ 8,817	$ (191)
Corporate bonds	-	-	2,020	(75)	2,020	(75)
Municipal bonds	2,549	(15)	-	-	2,549	(15)
Mortgage-backed securities	7,365	(120)	12,591	(316)	19,956	(436)
Total investment securities	$ 12,874	$ (174)	$ 20,468	$ (543)	$ 33,342	$ (717)

3. Loans

At December 31, the composition of the Bank's loan portfolio was as follows:

	2005	2004
	(dollars in thousands)	
Commercial mortgages	$ 54,653	$ 38,186
Commercial loans	22,726	19,227
Residential mortgages	22,848	12,407
Consumer and home equity loans	11,317	9,409
	111,544	79,229
Less:		
Deferred loan origination fees	225	205
Allowance for loan losses	1,546	1,295
Loans receivable, net	$ 109,773	$ 77,729
Weighted average yield	6.66%	6.20%

3. Loans– *(Continued)*

The Bank's lending activities are conducted principally in Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, the composition of the Bank's investment in loans was as follows:

	2005	2004
	(in thousands)	
Fixed rate:		
Term to maturity		
1 month through 1 year	$ 4,064	$ 6,134
1 year through 3 years	4,643	3,681
3 years through 5 years	10,192	8,630
5 years through 10 years	12,691	8,456
Over 10 years	4,724	3,978
	36,314	30,879
Adjustable rate:		
Rate adjustment		
1 month through 1 year	22,409	20,343
1 year through 3 years	15,594	7,577
3 years through 5 years	29,948	19,931
5 years through 10 years	7,279	499
	75,230	48,350
Total loans	$ 111,544	$ 79,229

The adjustable rate loans have interest rate adjustment limitations and are indexed to the one to five year U.S. Treasury rate, the Wall Street Journal Prime Rate, or Federal Home Loan Bank advance rates.

Transactions in the allowance for possible loan losses for the years ended December 31, were as follows:

	2005	2004
	(in thousands)	
Balance at beginning of period	$ 1,295	$ 988
Provision for loan losses	348	353
Charge offs	(114)	(49)
Recoveries	17	3
Balance at end of period	$ 1,546	$ 1,295

Nonperforming loans totaled $337,215 at December 31, 2005. These loans, delinquent 90 days or more, were accounted for on a non-accrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled $22,060. These loans were considered impaired and had specific reserves of $3,851. At December 31, 2004, the Bank had no loans on non-accrual status or any loans considered impaired.

At December 31, 2005 and 2004 there were no outstanding commitments to lend additional funds to borrowers with loans on which the accrual of interest has been discontinued.

4. Premises and Equipment

Premises and equipment at December 31, are summarized as follows:

	2005	2004
	(in thousands)	
Office building	$ 660	$ 624
Leasehold improvements	757	751
Furniture, fixtures and equipment	767	687
	2,184	2,062
Accumulated depreciation	749	538
Premises and equipment, net	$ 1,435	$ 1,524

Depreciation expense amounted to $232,233, $218,118, and $178,185 during the years ended December 31, 2005, 2004 and 2003, respectively.

In 2004, the Bank purchased a building on Farmington Avenue, in Bristol, that it plans on opening as a full service office in the last quarter of 2006. The building is currently leased and rental income for the years ended December 31, 2005 and 2004 was $28,800 and $21,600, respectively.

The Bank is obligated under a 15 year lease agreement on the building it currently occupies in Bristol and a 10 year lease agreement on its office in Terryville.

Subsequent to year-end, on February 14, 2006, the Bank entered into a 22 year lease agreement for a new full-service office in Southington that is scheduled to open in the third quarter of 2006.

Total rent expense for the years ended December 31, 2005, 2004 and 2003 was $187,384, $169,446, and $170,780, respectively.

The following is a schedule of future annual minimum rental payments required under leases, as of December 31, 2005:

	(in thousands)
2006	$ 193
2007	202
2008	207
2009	211
2010	223
Thereafter	811
Total	$ 1,847

First Valley Bancorp

Notes to Consolidated Financial Statements

5. Deposits

The rates at which the Bank paid interest on deposit accounts and the balances at December 31, were as follows:

	2005		2004	
	(dollars in thousands)			
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Non-interest checking	$ 17,166	- %	$ 12,300	- %
Regular savings	22,575	0.77	23,782	0.81
Money market savings	23,154	2.23	21,326	1.40
NOW accounts	4,707	0.47	3,431	0.34
	67,602	1.05	60,839	0.83
Certificate accounts maturing in:				
Under 12 months	34,187	3.42	35,117	2.53
12 to 24 months	21,003	3.52	5,629	2.90
24 to 36 months	4,000	3.68	3,171	3.48
36 to 48 months	852	4.43	2,990	3.88
48 to 60 months	1,556	4.89	-	-
	61,598	3.52	46,907	2.73
Total deposits	$ 129,200	2.23 %	$ 107,746	1.65 %

Certificates with balances of $100,000 or more were $17,294,949 and $11,313,374 at December 31, 2005 and 2004, respectively.

6. Borrowed Funds

Total borrowed funds with maturity dates and cost of funds were as follows at December 31:

	2005		2004	
Year of Maturity:	Weighted Average Rate	Amount Due	Weighted Average Rate	Amount Due
	(dollars in thousands)			
FHLB Advances:				
2006	4.35 %	$ 9,875	2.56 %	$ 9,400
2007	4.49	2,653	3.13	1,250
2008	2.95	872	3.81	460
2012	4.72	569	2.95	929
2016	4.77	1,050	4.72	640
Subtotal - FHLB Advances	4.34	15,019	2.80	12,679
Subordinated Debt:				
2035	6.42	4,098	-	-
Total borrowed funds	4.79 %	$ 19,117	2.80 %	$ 12,679

All advances are at fixed rates of interest. The advances are secured by investment securities held in safekeeping at the Federal Home Loan Bank of Boston (FHLBB).

The Bank is required to maintain an investment in capital stock of the FHLBB as a condition of membership. The carrying value of FHLBB stock approximates fair value based on the redemption provisions of the FHLBB.

On July 28, 2005 the Company formed FVB Capital Trust I. The trust has no independent assets or operations and was created for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company.

Trust preferred securities issued by the statutory trust are considered regulatory capital for purposes of determining the Company's Tier 1 capital ratio and the Bank's Tier 1 capital ratio to the extent that the trust preferred proceeds have been invested in the Bank's capital.

The subordinated debentures, which bear an interest rate fixed at 6.42% for the first five years and a floating interest rate set at three-month LIBOR plus 190 basis points thereafter, mature on August 23, 2035 and can be redeemed at the Company's option in an amount equal to 100% of the principal amount of the debt securities beginning in 2010 and thereafter. The trust securities have identical terms except the duration of the trust in 35 years.

First Valley Bancorp

Notes to Consolidated Financial Statements

7. Income Taxes

The components of income tax expense for the years ended December 31, were as follows:

	2005	2004	2003
		(in thousands)	
Current:			
Federal	$ 431	$ 385	$ 177
State	113	92	27
Total current	544	477	204
Deferred:			
Federal	(73)	(99)	(52)
State	(19)	(11)	(5)
Total deferred	(92)	(110)	(57)
Income tax expense	$ 452	$ 367	$ 147

A reconcilement of the statutory federal income tax rate applied to income before taxes with the income tax provision was as follows:

	2005	2004	2003
		(in thousands)	
Tax on income at statutory rates	$ 408	$ 319	$ 132
Increase (decrease) resulting from:			
State tax, net of federal tax benefit	61	53	15
Other items, net	(17)	(5)	-
Income tax expense	$ 452	$ 367	$ 147

The components of deferred taxes included in the balance sheet are as follows at December 31:

	2005	2004
	(in thousands)	
Deferred tax receivable:		
Reserve for loan losses	$ 579	$ 496
Deferred income for books previously taxed	88	80
Available-for-sale securities	277	97
	944	673
Deferred tax payable:		
Depreciation	(40)	(41)
	(40)	(41)
Net deferred tax receivable	$ 904	$ 632

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. As of December 31, 2005, the Bank believes that all deferred tax assets will be realized in the future and no valuation allowance is necessary.

8. Regulatory Matters

Regulatory Capital

The Company and its subsidiary, Valley Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios of 4.00% for Tier 1 leverage, 4.00% for Tier 1 risk-based capital and 8.00% for total risk-based capital. As of December 31 2005, the Company and its subsidiary meet all capital requirements to which it is subject.

At December 31, 2005, the Company and its subsidiary's capital ratios were considered well capitalized for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a Tier 1 leverage ratio of 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%; and a total risk-based capital ratio of at least 10.00%. There have been no subsequent conditions or events which management believes have changed their status.

The following is a summary of the Company's and its subsidiary's actual capital:

	2005		2004	
First Valley Bancorp, Inc.	Amount	Ratio	Amount	Ratio
		(dollars in thousands)		
Tier 1 leverage	$ 13,340	8.80 %	n/a	n/a
Tier 1 risk-based capital	13,340	11.58	n/a	n/a
Total risk-based capital	14,780	12.83	n/a	n/a

First Valley Bancorp

Notes to Consolidated Financial Statements

8. Regulatory Matters – *(Continued)*

Valley Bank	2005 Amount	2005 Ratio	2004 Amount	2004 Ratio
	(dollars in thousands)			
Tier 1 leverage	$ 13,355	8.81 %	$ 9,318	7.24 %
Tier 1 risk-based capital	13,355	11.60	9,318	10.50
Total risk-based capital	14,795	12.86	10,429	11.75

The Bank's capital reported to regulators includes $3.2 million of proceeds from a trust preferred offering that is not included in capital under generally accepted accounting principles.

9. Employee Benefits

The Bank has a 401K plan covering each employee who meets the minimum age and length of service requirements. Employees may defer gross compensation up to certain limits defined in the Internal Revenue Code. The Bank matched 5% of the amount of an employees' contribution in the year ended December 31, 2003, 10% in 2004 and 25% in 2005. In addition, the Bank has made additional discretionary contributions at year-end on a pro-rata basis to all participating employees. In December 2005, 2004 and 2003, the Bank made discretionary contributions of $12,000, $10,000, and $8,800, respectively. In total, the Bank contributed $38,176, $21,615, and $13,284 during the years ended December 31, 2005, 2004 and 2003, respectively.

10. Comprehensive Income

For the year ended December 31, comprehensive income was comprised of:

	2005	2004	2003
		(in thousands)	
Net income	$ 749	$ 572	$ 241
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available-for-sale	(461)	(149)	(204)
Reclassification adjustment for gain recognized in net income	-	(6)	(42)
Other comprehensive income (loss) before tax expense	(461)	(155)	(246)
Income tax expense related to items of other comprehensive income (loss)	180	58	95
Other comprehensive income (loss) net of tax	(281)	(97)	(151)
Total comprehensive income	$ 468	$ 475	$ 90

11. Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

The contractual amounts of outstanding commitments were as follows at December 31:

	2005	2004
	(in thousands)	
Commitments to extend credit:		
Loan commitments	$ 11,684	$ 2,987
Unadvanced lines of credit	21,931	16,572
Standby letters of credit	1,089	504
Outstanding commitments	$ 34,704	$ 20,063

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In extending commitments, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in a loan commitment.

Management does not anticipate any material losses as a result of these commitments.

First Valley Bancorp

Notes to Consolidated Financial Statements

11. Financial Instruments – *(Continued)*

The estimated fair value of the Bank's financial instruments at December 31, were as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets				
Cash and cash equivalents	$ 12,667	$ 12,667	$ 10,033	$ 10,033
Investment securities	33,907	33,907	39,548	39,548
Loans receivable	109,773	109,466	77,729	76,785
Accrued income receivable	680	680	560	560
Financial liabilities				
Deposits	129,200	123,759	107,746	103,481
Borrowed funds	19,117	18,963	12,679	12,510
Mortgagors' escrow accounts	176	176	150	150

Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair values.

12. Employee and Director Benefit Plan

During 2000, the Shareholders and the Board of Directors approved a plan entitled "Valley Bank 1999 Stock Option and Stock Compensation Plan, as amended."

The Bank accounts for stock options issued in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. A table illustrating the effect of the plan had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", is included in Note 1.

The fair value of each option grant is estimated on the date of grant using the minimum value method. This method calculates a fair value per share that is equal to the difference between the present value of the exercise price and the current price of the stock reduced to exclude the present value of any expected dividends during the option's life. The following assumptions were used for option grants in 2004 and 2003: a risk free interest rate of 4.24% and 3.92%, respectively, an expected life equal to the grant life and an expected dividend yield of 0%. For options granted in 2004 and 2003, the weighted average fair values per share were approximately $7.59 and $7.49, respectively.

The plan initially reserved 141,075 shares of common stock to be used for eligible Bank employees and directors in the form of stock options or stock awards. The Plan was subsequently amended in 2003 and 2004, at which time additional shares totaling 30,724 and 117,600 respectively, were added.

Options are exercisable for a ten-year period from the effective date of the actual grant. However, the options may not be exercised before they vest.

The plan terminates on November 19, 2009.

Information regarding the Bank's stock option plan as of December 31, is summarized below:

	2005		2004		2003	
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at beginning of year	124,050	$ 8.21	118,000	$ 8.14	70,810	$ 7.51
Granted	-	-	6,050	9.50	47,190	9.09
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	124,050	$ 8.21	124,050	$ 8.21	118,000	$ 8.14
Options exercisable at end of year	124,050	$ 8.21	124,050	$ 8.21	112,454	$ 8.17

As further described in Note 1, the Company will adopt Statement No. 123(R) as of January 1, 2006.

13. Stock Split

On December 19, 2005, the Bank's Board of Directors declared a 1 for 10 stock split effective January 30, 2006 for shareholders of record on December 30, 2005. All stock shares and per share amounts have been restated to give effect to the stock splits.

Notes to Consolidated Financial Statements

14. Parent Company Only Financial Statements

The following financial statements are for the Company (First Valley Bancorp, Inc.) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statement of Financial Condition

	As of December 31, 2005
	(in thousands)
ASSETS	
Cash and due from depository institutions	$ 714
Accrued income receivable	1
Investment in Valley Bank	13,040
Other assets	196
Total assets	$ 13,951
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Subordinated debentures, net	$ 4,098
Other liabilities	28
Total liabilities	4,126
Stockholders' Equity	9,825
Total liabilities and stockholders' equity	$ 13,951

Statements of Income

	For the year ended December 31, 2005
	(in thousands)
Interest income and expense	
Dividend from subsidiary	$ 125
Interest and dividend income on investments	3
Interest expense on borrowed funds	115
Net interest income	13
Noninterest expense	
Organizational expenses	98
Other noninterest expense	2
Total noninterest expense	100
Loss before income tax benefit and equity in undistributed net income of subsidiary	(88)
Income tax benefit	(72)
Loss before equity in undistributed net income of subsidiary	(16)
Equity in undistributed net income of subsidiary	765
Net income	$ 749

First Valley Bancorp

Notes to Consolidated Financial Statements

14. Parent Company Only Financial Statements – *(Continued)*

Statement of Cash flows

	For the year ended December 31, 2005
	(in thousands)
Cash flows from operating activities	
Net income	$ 749
Adjustments to reconcile net income to cash provided by operating activities:	
Equity in undistributed net income of subsidiary	(765)
Amortization of debt issuance costs	2
Net change in:	
Accrued interest receivable	(1)
Accrued interest payable	29
Change in other assets	(196)
Net cash provided by operating activities	(182)
Cash flows from investing activities	
Payments for investments in and advances to subsidiaries	(3,200)
Net cash used by investing activities	(3,200)
Cash flows from financing activities	
Proceeds from borrowed funds	4,096
Proceeds from advances from subsidiaries	-
Net cash provided by financing activities	4,096
Increase in cash and cash equivalents	714
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 714

Management's Discussion and Analysis or Plan of Operation

Cautionary Statement
This Annual Report on Form 10-KSB contains and incorporates by reference statements relating to future results of First Valley Bancorp, Inc. and its subsidiary, Valley Bank, that are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, expectations concerning loan demand, growth and performance, simulated changes in interest rates and the adequacy of our allowance for loan losses. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, interest rate fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, the cost and successful operations of new branches, technological fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties reported from time to time in our filings with the SEC.

Overview
The Company, a Connecticut corporation, is a bank holding company for the Bank, a Connecticut state-chartered and Federal Deposit Insurance Corporation ("FDIC") insured commercial bank headquartered in Bristol, Connecticut. The Company's principal business consists of the business of the Bank. The Company and the Bank were formed in 2005 and 1999, respectively. The Bank, which has its main office in Bristol, a second full-service office in the Terryville section of Plymouth and a loan production office in Southington, provides banking services to commercial and individual customers primarily in the town of Bristol and the neighboring communities of Burlington, Farmington, Plainville, Plymouth, Southington and Wolcott. In January 2006, the Bank filed an application with the State of Connecticut Department of Banking for a full service branch in Southington that is expected to open early in the third quarter of 2006. In February 2006, the Bank received approval from the Department of Banking to open the Southington branch. The new, full-service office will replace the loan production office in Southington. The Bank offers to its business customers demand, savings and time deposit accounts and the granting of various types of commercial loans and commercial real estate loans. The services provided by the Bank to consumers include checking, savings and time deposit accounts, as well as mortgage loans and consumer loans.

The Bank offers its customers investment services through a relationship with Tracy Driscoll, Inc., a local insurance agency, and Bannon, Ohanesian & Lecours, Inc., a full-service, independent broker-dealer headquartered in West Hartford, Connecticut.

In December 2004, the Bank's Board of Directors approved reorganizing the Bank into a bank holding company structure. It was the Board's belief that the reorganization would increase the corporate flexibility of the Bank, would allow the Bank to better take advantage of additional business opportunities, and would provide the Bank with operational and competitive benefits. The reorganization received all regulatory approvals and become effective in July 2005. As a result of the reorganization, the Bank became the wholly-owned subsidiary of the Company through a one-for-one, tax free exchange of the Bank's common stock for common stock of the holding company. The Company's stock is now listed at www.otcbb.com under the symbol "FVLY".

In December 2005, the Company's Board of Directors declared a 1 for 10 stock split of the Company's Common Stock (i.e. each shareholder received one (1) additional share of Common Stock for each ten (10) shares owned). The stock split had a record date of December 30, 2005 and a payment date of January 30, 2006. All stock shares and per share amounts prior to the split have been restated to give effect to the stock split.

The following discussion and analysis presents a review of the operating results and financial condition of the Company and the Bank, as applicable, for the years ended December 31, 2005, 2004 and 2003. The discussion below should be read in conjunction with the financial statements and other financial data presented in the Company's 2005 Financial Statements.

Capital Resources

During 2005, capital accounts increased by $541,000, or 5.9%, to $9.7 million, while book value per share increased from $7.76 at December 31, 2004 to $8.18 at December 31, 2005. The increase in capital accounts resulted from net income of $749,000, proceeds from stock issued under the stock option plan of $73,000, and net unrealized losses of $281,000 on securities available for sale, net of income taxes.

The Company and the Bank are subject to minimum capital requirements established, respectively, by the Federal Reserve Board ("FRB") and the Federal Deposit Insurance Corporation ("FDIC"). The FRB capital requirements for bank holding companies generally parallel the capital requirements applicable to state non-member banks, such as the Bank, under regulations promulgated by the FDIC. At December 31, 2005, the Company's Tier I leverage ratio was 8.80% and its Tier 1 and total risk-based capital ratios were 11.6% and 12.8%, respectively. The Company is deemed to be "well capitalized" under applicable FRB regulations on the basis of its current capital measures. The Bank's capital ratios as of December 31, 2005 were a Tier 1 leverage ratio of 8.8%, and Tier 1 and total risk-based capital ratios of 11.6% and 12.9%, respectively. At the end of 2004, these ratios were 7.2%, 10.5% and 11.8%, respectively. The capital ratios of the Bank at December 31, 2005 were considered "well capitalized" for regulatory purposes. The increase in the Bank's capital ratios between December 31, 2004 and December 31, 2005 reflects the completion of a trust preferred offering in July 2005 which added approximately $3.2 million of new regulatory capital and that helped to offset the high level of growth in the Bank's balance sheet during 2005.

At December 31, 2005, the Company had a total of 1,186,236 shares outstanding and approximately 534 shareholders.

Liquidity

A primary function of the Bank's asset/liability management process is to provide the Bank with adequate funds for loan requests, deposit outflows and other recurring financial obligations. The Bank's primary sources of liquidity include cash on hand and due from banks, federal funds sold, money market accounts, maturities and principal and interest payments on loans and securities, deposits and Federal Home Loan Bank advances. The Bank monitors its liquidity position carefully, so that it might identify trends that could impact its liquidity/cash flow position.

At December 31, 2005, approximately 29% of the Bank's assets were held in cash and cash equivalents and securities and 68% of the Bank's assets were held in loans. The Bank's ratio of loans to deposits, which is generally targeted to approximately 80% and is used as a general guideline in managing its asset/liability mix, was 85% at December 31, 2005, reflecting strong loan portfolio growth during the year.

The Bank has other liquidity related policy targets and thresholds which are reviewed on a regular basis by the Asset/Liability Committee ("ALCO"). The Bank reviews and sets deposit rates weekly based upon the Bank's need for funds, competition in the market area, and the availability and pricing of other funding sources.

The Bank is also a member of the Federal Home Loan Bank of Boston ("FHLB"), which provides an alternative-funding source for the Bank's liquidity needs. There were $15.0 million of FHLB advances outstanding at December 31, 2005 and $12.7 million of FHLB advances outstanding at December 31, 2004. The Bank had additional borrowing capacity at the FHLB of approximately $24 million at December 31, 2005.

The Company had $4.1 million of subordinated debt at December 31, 2005 that resulted from the trust preferred offering that was completed in July 2005. The debt bears an interest rate fixed at 6.42% for the first five years and a floating interest rate set at three-month LIBOR plus 190 basis points thereafter.

Each of the Bank's sources of liquidity is vulnerable to various uncertainties beyond the control of the Bank. Scheduled loan and security payments are a relatively stable source of funds, but prepayments on loans and securities, security calls, and deposit flows can all vary widely in reaction to market conditions, primarily prevailing interest rates. The Bank's financial condition is also affected by its ability to borrow at attractive rates and other market conditions.

The Bank considers its sources of liquidity to be adequate to provide for expected and unexpected balance sheet fluctuations and to provide funds for growth. Management closely monitors the Bank's liquidity/cash flow position and is not currently aware of any trends or uncertainties that would create liquidity problems in the near future.

Asset / Liability Management and Market Risk

Market risk is defined as the sensitivity of income to fluctuations in interest rates, foreign exchange rates, equity prices, commodity prices and other market-driven rates or prices. Based upon the nature of the Company's business, market risk is primarily limited to interest rate risk, which exposes the Company to risks caused by changes in interest rates affecting its loans, securities, deposits and borrowings.

The Company's ALCO is responsible for the financial management of net interest income, liquidity, capital, and other such activities. The primary objective of the Company's interest rate risk management process is to minimize the volatility to earnings from changes in interest rates. The Company manages interest rate risk by structuring its balance sheet to attempt to maximize overall profitability, increase revenue, and achieve a desired level of net interest income while managing interest rate sensitivity risk and liquidity.

The Company manages interest rate risk within limits approved by its Board of Directors using an earnings simulation model that simulates earnings over a specified time horizon to measure the amount of short-term earnings at risk under a variety of interest rate scenarios. The Company also utilizes balance sheet gap analysis to measure and monitor its short-, medium- and long-term interest rate positions and exposures. The Company's earnings analysis incorporates numerous assumptions about balance sheet changes, prepayments, product pricing and the behavior of interest rates. This type of earnings simulation includes assumptions that are inherently uncertain and, as a result, the model cannot precisely estimate the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors. The purpose of the earnings simulations is to provide management with a reasonably comprehensive view of the magnitude of the interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on the financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect the Company's earnings in future periods.

Off-Balance Sheet Arrangements

At December 31, 2005, the Bank had total unadvanced commercial and consumer lines of credit of $21.9 million and total commercial and consumer loan commitments of $11.7 million. In addition, the Bank had $1.1 million in standby letters of credit at December 31, 2005. The Bank had no arrangements with any other entities that have or are reasonably likely to have a material affect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Note 11 of the Company's 2005 Financial Statements contains information on off-balance sheet arrangements.

Contractual Obligations

At December 31, 2005, the Bank had $15.0 million in fixed rate advances from the FHLB. Payments of the advances include monthly principal and interest payments as well as principal payments that are due at maturity. The Company had $4.1 million in subordinated debentures at December 31, 2005, which are at a fixed rate of interest until 2010 after which the notes will become floating rate. Note 6 of the Company's 2005 Financial Statements includes a schedule of borrowings by maturity.

Investments

The Bank's investment portfolio is comprised primarily of U.S. agency obligations and mortgage-backed securities. The Bank also has corporate and municipal bonds and variable rate preferred securities in its investment portfolio. Note 2 of the Company's 2005 Financial Statements identifies the composition and maturity structure of the investment portfolio.

Loans

The Bank engages in a variety of lending activities with loans primarily categorized as commercial, commercial real estate, residential mortgage and consumer loans. Both fixed and adjustable rate loans are originated under a variety of terms. Note 3 of the Company's 2005

Financial Statements shows the composition of the loan portfolio and also gives a breakout of the Bank's investment in fixed and adjustable rate loans based upon term to maturity.

The Bank has been able to maintain a high overall credit quality through the establishment and observance of prudent lending practices and policies. The Bank established a written loan policy, which has been adopted by the Board of Directors and is reviewed at least annually. All loans are reviewed at least quarterly by a Loan Committee consisting of members of the Board of Directors. The Bank currently does not engage in loan participations outside the State of Connecticut. The Bank does not have any foreign loans.

In managing the growth of its loan portfolio, the Bank has focused on: (i) the application of prudent underwriting criteria; (ii) active involvement by executive Bank officers and the Loan Committee in the approval process; and (iii) active monitoring of loans to ensure that repayments are made in a timely manner and to identify potential loan problems. At December 31, 2005, the Bank had $337,000 in non-performing loans compared with no non-performing loans at December 31, 2004 and $194,000 in non-performing loans at December 31, 2003. The Bank had no accruing loans, which were contractually past due 90 days or more as to principal or interest payments, or other loans considered impaired at December 31, 2005, 2004 or 2003. Note 3 of the Company's 2005 Financial Statements provides an analysis of the Bank's loan loss experience and allowance for loan losses.

Deposits

The Bank offers a number of different deposit accounts, including NOW accounts, business and personal checking accounts, statement and passbook savings accounts, money market deposit accounts, certificates of deposit, and IRA accounts. Note 5 of the Company's 2005 Financial Statements identifies the composition of deposits and the maturity structure of certificates of deposit.

Borrowed Funds

The Bank is a member of the FHLB and has the ability to borrow from the FHLB based on a certain percentage of the value of the Bank's qualified collateral, as defined in the FHLB Statement of Products Policy.

The Bank utilizes advances for a number of purposes including to match fund loans and investment securities and to fill temporary funding gaps. Note 6 of the Company's 2005 Financial Statements identifies the composition and maturity structure of the Company's borrowed funds.

The following are measurements relating to the Company's earnings.

	For the year ended December 31,		
Ratios	2005	2004	2003
Return on Average Assets	0.54%	0.48%	0.28%
Return on Average Equity	7.94	6.43	2.89
Average Equity to Average Assets	6.75	7.51	9.75
Basic Income per Share	$0.63	$0.49	$0.21
Diluted Income per Share	$0.60	$0.47	$0.21

Common Stock Information

The Common Stock of the Company is listed on the Over The Counter Bulletin Board under the symbol "FVLY". The Stock is traded infrequently.

There were approximately 534 shareholders of record as of December 31, 2005. At that date, there were options outstanding to purchase 124,050 shares of stock. The following stock price information reflects actual trade activity, and in quarters where there was no trade activity, the high and low stock prices from the previous quarter. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission.

	Stock Price	
	High	Low
2005		
Quarter Ended, December 31	$ 17.00	$ 16.25
Quarter Ended, September 30	$ 20.70	$ 15.00
Quarter Ended, June 30	$ 20.00	$ 14.00
Quarter Ended, March 31	$ 20.00	$ 12.10
2004		
Quarter Ended, December 31	$ 18.00	$ 12.25
Quarter Ended, September 30	$ 11.50	$ 11.23
Quarter Ended, June 30	$ 11.50	$ 11.25
Quarter Ended, March 31	$ 11.00	$ 11.00
2003		
Quarter Ended, December 31	$ 11.00	$ 11.00
Quarter Ended, September 30	$ 11.00	$ 11.00
Quarter Ended, June 30	$ 11.00	$ 11.00
Quarter Ended, March 31	$ 11.00	$ 11.00

The closing price on December 31, 2005 was $17.00

Dividend Information

According to Connecticut General Statutes, the Bank is prohibited from declaring a dividend except from its net profits, and the total dividends declared in any one year shall not, unless specifically approved by the Connecticut Department of Banking Commissioner, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. The Bank has not paid any dividends and is unlikely to do so in the foreseeable future.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Earnings Review

Net income for the year ended December 31, 2005 was $749,000, or $0.63 basic income per share and $0.60 diluted income per share, compared to net income of $572,000, or $0.49 basic income per share and $0.47 diluted income per share, for the prior year, an increase of $177,000, or 31%, in net income.

The increase in 2005 net income is primarily attributable to higher levels of net interest income, which more than offset the growth in noninterest expenses.

Total assets increased by $30.0 million, or 23%, during 2005. Over the same period, the Company's loan portfolio grew by $32.0 million, or 41%, while deposits increased by $21.5

million, or 20%. The Company's investment securities portfolio declined by $5.6 million, or 14%, in 2005 while borrowed money increased by $6.4 million, or 51%.

Net Interest Income

Net interest income for the year ended December 31, 2005 amounted to $4.9 million compared to $4.2 million in 2004. The growth in 2005 is due to the increase in average interest-earning assets that more than offset a reduction in the Company's net interest margin. The net interest margin for 2005 was 3.64% compared to 3.72% in the previous year. The decline in net interest margin reflects the rising short-term interest rate environment during 2005 and a corresponding increase in the Bank's cost of funds.

Interest Income

Total interest income for 2005 was $7.6 million compared to $5.9 million in 2004. The increase in 2005 reflects both growth in average interest-earning assets, which increased by $21.8 million, and a higher average yield on interest earning assets from 5.28% in 2004 to 5.68% in 2005. The increase in average interest-earning assets was almost entirely in loans.

Interest Expense

Total interest expense for 2005 increased by $1.0 million from $1.7 million in 2004 to $2.7 million in 2005. The increase in interest expense reflects $18.0 million of growth in average interest bearing liabilities and a 58 basis point increase in the average cost of funds. The average cost of interest-bearing liabilities for 2005 was 2.40% compared to 1.82% in 2004.

Provision for Loan Losses

The provision for loan losses was $348,000 in 2005 compared to $353,000 in 2004. Management performs a quarterly review of the loan portfolio and based on this review, sets the level of provision it deems necessary to maintain an adequate loan loss allowance. At December 31, 2005, the allowance for loan losses totaled $1,546,000, or 1.39% of total loans outstanding, compared to $1,295,000, or 1.63% of total loans outstanding, at December 31, 2004. The Company had nonaccrual loans totaling $337,000 at December 31, 2005 compared to no nonaccrual loans at December 31, 2004.

Noninterest Income

Noninterest income in 2005 totaled $385,000 compared to $333,000 in 2004, an increase of $52,000, or 16%. The growth in 2005 reflects higher fees from deposit accounts, ATM fees, and loan fees earned.

Noninterest Expense

Total noninterest expenses for 2005 increased by $493,000, or 15%. The increase is primarily attributable to higher expenses for salaries, employee benefits and taxes and reflects the overall growth in the Company and the staffing required to service a larger loan portfolio and a greater number of deposit accounts. Total 2005 expenses also include $98,000 of one-time expenses related to the formation of the Company. Excluding the holding company formation expenses, total noninterest expenses increased by $395,000, or 12%.

Income Taxes

The Company had a total income tax expense of $452,000 in 2005 compared to $367,000 in 2004. The increase reflects the higher net income in the current year. The effective tax rates for 2005 and 2004 were 37.6% and 39.1%, respectively.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Earnings Review

Net income for the year ended December 31, 2004 was $572,000, or $0.49 basic income per share and $0.47 diluted income per share, compared to net income of $241,000, or $0.21 basic and diluted income per share, for the prior year, an increase of $331,000, or 137%, in net income.

The increase in 2004 net income is primarily attributable to higher levels of net interest income, which more than offset the growth in noninterest expenses.

Total assets increased by $27.6 million, or 27%, during 2004. Over the same period, the Bank's loan portfolio grew by $18.4 million, or 31%, while deposits increased by $26.5 million, or 33%. The Company's investment securities portfolio grew by $5.3 million, or 16%, in 2004 while borrowed money increased modestly by $299,000, or 2%.

Net Interest Income

Net interest income for the year ended December 31, 2004 amounted to $4.2 million compared to $3.2 million in 2003. The growth in 2004 is due to the increase in average interest-earning assets that more than offset a reduction in the Company's net interest margin. The net interest margin for 2004 was 3.72% compared to 3.97% in the previous year. The decline in net interest margin reflects a lower yield on the Company's loan portfolio in 2004 due in part to high refinance activity versus a more modest decline in the Company's cost of funds.

Interest Income

Total interest income for 2004 was $5.9 million compared to $4.5 million in 2003. While the average rate on interest-earning assets decreased by 25 basis points due to lower yields on loans, the decline in loan yield was more than offset by growth in average interest-earning assets, which increased by $31.5 million. The increase in earning assets reflects growth in both the loan and investment securities portfolios.

Interest Expense

Total interest expense for 2004 was $1.7 million compared to $1.3 million in the previous year. The increase in interest expense reflects significant growth in average deposits and borrowed funds that more than offset a decline in the average cost of funds. The cost of interest-bearing liabilities for 2004 was 1.82% compared to 1.91% in 2003, a decline of 9 basis points. The average balance in interest-bearing liabilities in 2004 was $95.5 million, an increase of $29.6 million over the average balance in 2003.

Provision for Loan Losses

The Company's provision for loan losses was $353,000 in 2004 compared to $278,000 in 2003. The higher provision in 2004 is primarily attributable to strong growth in total loans outstanding as well higher loan commitments outstanding and available lines of credit in 2004. Management performs a quarterly review of the loan portfolio and based on this review, sets the level of provision it deems necessary to maintain an adequate loan loss allowance. At December 31, 2004, the allowance for loan losses totaled $1,295,000, or 1.63% of total loans outstanding, compared to $988,000, or 1.63% of total loans outstanding, at December 31, 2003. The Company had no nonaccrual loans at December 31, 2004 versus $194,000 at December 31, 2003.

Noninterest Income

Noninterest income for 2004 totaled $333,000 compared to $307,000 in 2003. Excluding the impact of realized gains on investment securities, noninterest income increased in 2004 by $62,000, or 23%, due primarily to higher fees on residential loans and rental income on the Company's office building on 888 Farmington Avenue in Bristol.

Noninterest Expense

Total noninterest expenses for 2004 increased by $375,000, or 13%. The increase is primarily attributable to higher expenses for salaries, employee benefits and taxes and reflects the overall growth in the Company and the staffing required to service a larger loan portfolio and a greater number of deposit accounts.

Income Taxes

The Company had a total income tax expense of $367,000 in 2004 compared to $147,000 in 2003. The increase reflects the higher net income in the current year. The effective tax rates for 2004 and 2003 were 39.1% and 37.9%, respectively.

Average Balances, Yields and Costs

The following tables show the major categories of average assets and average liabilities together with their respective interest income or expense and the rates earned and paid by the Company (dollars in thousands):

	For Year Ended					
	December 31, 2005			December 31, 2004		
Interest Earning Assets:	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Federal funds sold and money market accounts	$ 5,846	$166	2.84%	$ 3,989	$ 48	1.20%
Investment securities	38,088	1,419	3.73	37,075	1,309	3.53
Loans	89,951	6,014	6.69	71,055	4,561	6.42
Total interest-earnings assets	133,885	7,599	5.68	112,119	5,918	5.28
Non-interest-earning assets	5,940			6,286		
Total assets	$ 139,825			$118,405		
Interest Bearing Liabilities:						
NOW accounts	3,024	19	0.63%	2,907	11	0.38%
Savings and money market accounts	43,973	573	1.30	41,608	455	1.09
Time deposits	54,060	1,667	3.08	40,066	1,009	2.52
Borrowed money	12,424	467	3.76	10,920	268	2.45
Total interest- bearing liabilities	113,481	2,726	2.40	95,501	1,743	1.82
Non-interest- bearing demand deposits	15,467			12,751		
Other non-interest-bearing liabilities	1, 438			1,260		
Capital accounts	9,439			8,893		
Total liabilities and capital accounts	$ 139,825			$118,405		

Net interest income		4,873			4,175	
Net interest margin			3.64%			3.72%
Interest rate spread			3.28			3.46

	For Year Ended					
	December 31, 2004			December 31, 2003		
Interest Earning Assets:	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Federal funds sold and money market accounts	$ 3,989	$ 48	1.20%	$ 3,561	$ 35	0.98%
Investment securities	37,075	1,309	3.53	27,861	934	3.35
Loans	71,055	4,561	6.42	49,170	3,487	7.09
Total interest-earnings assets	112,119	5,918	5.28	80,592	4,456	5.53
Non-interest-earning assets	6,286			4,994		
Total assets	$ 118,405			$ 85,586		
Interest Bearing Liabilities:						
NOW accounts	2,907	11	0.38%	2,749	16	0.58%
Savings and money market accounts	41,608	455	1.09	31,144	370	1.19
Time deposits	40,066	1,009	2.52	28,314	760	2.68
Borrowed money	10,920	268	2.45	3,711	110	2.96
Total interest- bearing liabilities	95,501	1,743	1.82	65,918	1,256	1.91
Non-interest- bearing demand deposits	12,751			10,539		
Other non-interest-bearing liabilities	1,260			785		
Capital accounts	8,893			8,344		
Total liabilities and capital accounts	$ 118,405			$ 85,586		
Net interest income		4,175			3,200	
Net interest margin			3.72%			3.97%
Interest rate spread			3.46			3.62

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing rates and changing volumes. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in rates (changes in rates multiplied by prior volume), (ii) changes attributable to changes in volume (changes in volume multiplied by prior rate) and (iii) the total net change.

(dollars in thousands)

	2005 Compared to 2004 Increase (Decrease) Due to			2004 Compared to 2003 Increase (Decrease) Due to		
	Rate	Volume	Total	Rate	Volume	Total
Interest Income:						
Federal funds sold and money market accounts	$ 88	$ 30	$ 118	$ 8	$ 5	$ 13
Investment securities	74	36	110	52	323	375
Loans	198	1,255	1,453	(355)	1,429	1,074
Total interest income	360	1,321	1,681	(295)	1,757	1,462
Interest Expense:						
NOW accounts	8	0	8	(6)	1	(5)
Savings and money market accounts	91	27	118	(33)	118	85
Time deposits	256	402	658	(48)	297	249
Borrowed money	158	41	199	(22)	180	158
Total interest expense	513	470	983	(109)	596	487
Change in Net interest income	$ (153)	$ 851	698	$ (186)	$ 1,161	$ 975

Shareholder Information

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at Nuchie's Restaurant, 164 Central Street, Forestville, Connecticut, on Monday, May 22, 2006 at 5:00 P.M. A formal notice of the meeting, together with a Proxy Statement and a proxy form, is being mailed to Shareholders.

ATTORNEYS
Vitrano, Preleski & Wynne, LLC
135 West Street
Bristol, CT 06010

VALLEY BANK OFFICE LOCATIONS
Four Riverside Avenue (main office)
Bristol, CT 06010

Eight South Main Street (branch)
Terryville, CT 06786

98 Main Street (loan production office)
Southington, CT 06489

STOCK TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Shareholder inquiries regarding change of address should be directed to the above address, C/O Change of Address Dept.; change of title, C/O Legal Dept.

INDEPENDENT AUDITORS
Whittlesey & Hadley, P.C.
147 Charter Oak Avenue
Hartford, CT 06106-5101

INVESTOR INFORMATION
Please contact:

Robert L. Messier, Jr.
President and Chief Executive Officer

Mark J. Blum
Executive Vice President, Chief Financial Officer and Treasurer

First Valley Bancorp, Inc./Valley Bank
Board of Directors

James J. Pryor
Chairman of the Board
Valley Bank/First Valley Bancorp, Inc.

Robert L. Messier, Jr.
President and Chief Executive Officer
Valley Bank/First Valley Bancorp, Inc.

David J. Preleski
Corporate Secretary
Valley Bank/First Valley Bancorp, Inc.
Principal
Vitrano, Preleski & Wynne, LLC

Thomas O. Barnes
Chairman of the Board
Barnes Group

James G. Biondi
Retired President & CEO
Apex Machine Tool Company

J. Yancey Brame
President
Whitman Controls Corporation

Bonnie Crane
Retired Director of Human Resources
Kaba High Security Lock Company

Edmund D. Donovan
Executive Vice President
Nickson Industries

David W. Florian
President
Bison Realty, Inc.

Mark A. Gibson
President
Quality Coils, Inc. & DynaLock Corporation

Edward T. McPhee, Jr.
Founder
McPhee, Ltd.

Thomas P. O'Brien
Manager
O'Brien Funeral Home

First Valley Bancorp, Inc.
Officers

Robert L. Messier, Jr.
President & Chief Executive Officer

Mark J. Blum
Executive Vice President, Chief Financial Officer and Treasurer

David J. Preleski
Corporate Secretary

Anthony M. Mattioli
Executive Vice President and Senior Lending Officer

Wanita A. Parent
Assistant Corporate Secretary

Shareholder Information

Valley Bank
Officers

Robert L. Messier, Jr.
President & Chief Executive Officer

Mark J. Blum
Executive Vice President, Chief Financial Officer and Treasurer

Anthony M. Mattioli
Executive Vice President and Senior Lending Officer

Donald G. Lorusso
Senior Vice President

Tony Ciccomascolo
Vice President

John Scapin
Vice President

Nancy O'Donnell
Vice President

Wanita A. Parent
Assistant Secretary

Katherine L. Pawlak
Assistant Vice President

Brenda Raleigh
Assistant Vice President

Jacqueline Merchant
Assistant Treasurer

Terryville/Plymouth Advisory Board Members

John J. Coleman
Engineering Support International, LLC

Joel P. Kuczenski
Engineering Support International, LLC

Jeffrey D. Peterson
Lee Hardware

Chester Scoville, Jr.
Plymouth Oil

Thomas Wollenberg
Wollenberg's, Inc.

Valley Bank
Staff

Dana Angell
Amanda Armbruster
Robert Bishop
Daniel Bouchard
Denise Caron
Sylvia Caron
Deborah Cromack
Jamie Cullen
Jill Damboise
Kathy Driscoll
Donna Hamzy
Terri Guastella
Michelle Kalanquin
Beata Kramek
Gail Lamothe
Margo Jones
Nancy Lyszkowski
Sara Martz
Jason McIntyre
Valerie McQuarrie
Todd McWhinnie
Diane Mindera
Tamara Prystash
Rajee Ramaswamy
Shelley Raymond
Yolimar Rivera
Tracy Rossi
John Scarritt
Jessica Shepherd
Sue Sirianni
Rebecca White
Margaret Zablocki

Valley Bank
Consultant

John Smith

First Valley Bancorp

Four Riverside Avenue, P.O. Box 1357, Bristol, CT 06011-1357